Exhibit 99.1

INFLARX N.V.

UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS – SEPTEMBER 30, 2023

These unaudited condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceuticals Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in euros (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.
Its registered office and principal place of business is in Germany, Jena, Winzerlaer Str. 2.

Index to Unaudited Condensed Consolidated Financial Statements
for the three and nine months ended September 30, 2023

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and nine months ended September 30, 2023 and 2022

		For the three months ended September 30,		For the nine months ended September 30
	Note	2023 (unaudited)	2022 (unaudited)	2023 (unaudited)	2022 (unaudited)
		(in €, except for share data)

Revenues	2	60,803	—	60,803	—
Cost of Sales	3	(255,116)	—	(255,116)	—
Gross profit		(194,313)	—	(194,313)	—
Sales and marketing expenses		(1,562,473)	—	(1,838,524)	—
Research and development expenses		(7,305,541)	(7,537,350)	(32,957,044)	(29,190,231)
General and administrative expenses		(2,897,732)	(3,087,285)	(10,047,091)	(11,821,694)
Other income	4	808,866	2,030,406	13,437,963	16,473,540
Other expenses		339	—	(2,851)	(844)
Operating Result		(11,150,854)	(8,594,230)	(31,601,861)	(24,539,229)
Finance income	5	1,189,826	199,758	2,732,873	310,121
Finance expenses	5	(4,897)	(6,845)	(15,476)	(39,376)
Foreign exchange result	5	2,292,938	882,370	1,923,274	3,173,883
Other financial result	5	221,577	(402,724)	223,818	(363,724)
Income Taxes		—	—	—	—
Income (Loss) for the Period		(7,451,410)	(7,921,671)	(26,737,373)	(21,458,325)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		73,574	4,317,134	56,459	10,035,949
Total Comprehensive Income (Loss)		(7,377,836)	(3,604,538)	(26,680,914)	(11,422,376)

Share Information (based on Income (Loss) for the Period)
Weighted average number of shares outstanding		58,883,272	44,203,763	53,598,594	44,203,763
Income (Loss) per share (basic/diluted)		(0.13)	(0.18)	(0.50)	(0.49)

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Financial Position as of September 30, 2023 and December 31, 2022

	Note	September 30, 2023 (unaudited)	December 31, 2022
		(in €)
ASSETS
Non-current assets
Property and equipment		298,344	328,920
Right-of-use assets		1,076,402	1,311,809
Intangible assets		66,734	138,905
Other assets	7	270,526	308,066
Financial assets	8	237,564	2,900,902
Total non-current assets		1,949,570	4,988,602
Current assets
Inventories	6	1,639,490	—
Current other assets	7	7,779,994	14,170,510
Current tax assets		3,398,481	1,432,087
Financial assets from government grants	8	1,164,217	732,971
Other financial assets	8	91,857,945	64,810,135
Cash and cash equivalents	10	21,695,607	16,265,355
Total current assets		127,535,734	97,411,058
TOTAL ASSETS		129,485,304	102,399,660

EQUITY AND LIABILITIES
Equity
Issued capital	11	7,065,993	5,364,452
Share premium		334,211,338	282,552,633
Other capital reserves		39,597,055	36,635,564
Accumulated deficit		(270,197,663)	(243,460,290)
Other components of equity		7,313,540	7,257,081
Total equity		117,990,262	88,349,440
Non-current liabilities
Lease liabilities	8	771,814	987,307
Other liabilities		36,877	36,877
Total non-current liabilities		808,691	1,024,184
Current liabilities
Trade and other payables	8	5,999,200	4,987,538
Liabilities from government grants	8	—	6,209,266
Lease liabilities	8	354,151	369,376
Employee benefits		1,285,355	1,312,248
Other liabilities	9	3,047,646	147,608
Total current liabilities		10,686,351	13,026,036
Total Liabilities		11,495,042	14,050,220
TOTAL EQUITY AND LIABILITIES		129,485,304	102,399,660

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the nine months ended September 30, 2023 and 2022

(in €, except for share data)	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other compo- nents of equity	Total equity

Balance as of January 1, 2023		44,703,763	5,364,452	282,552,633	36,635,564	(243,460,290)	7,257,081	88,349,440
Loss for the period		—	—	—	—	(26,737,373)	—	(26,737,373)
Exchange differences on translation of foreign currency		—	—	—	—	—	56,459	56,459
Total comprehensive loss		—	—	—	—	(26,737,373)	56,459	(26,680,914)
Issuance of common shares	10	14,059,252	1,687,110	54,796,819	—	—	—	56,483,929
Transaction costs	10	—	—	(3,360,626)	—	—	—	(3,360,626)
Equity-settled share-based payments	11	—	—	—	2,961,491	—	—	2,961,491
Share options exercised	11	120,257	14,431	222,512	—	—	—	236,943
Balance as of September 30, 2023*		58,883,272	7,065,993	334,211,338	39,597,055	(270,197,663)	7,313,540	117,990,262

Balance as of January 1, 2022		44,203,763	5,304,452	280,310,744	30,591,209	(213,975,679)	3,050,271	105,280,996
Loss for the period		—	—	—	—	(21,458,325)	—	(21,458,325)
Exchange differences on translation of foreign currency		—	—	—	—	—	10,035,949	10,035,949
Total comprehensive loss		—	—	—	—	(21,458,325)	10,035,949	(11,422,376)
Equity-settled share-based payments	11	—	—	—	5,581,021	—	—	5,581,021
Balance as of September 30, 2022*		44,203,763	5,304,452	280,310,744	36,172,229	(235,434,004)	13,086,220	99,439,640

*unaudited

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2023 and 2022

		For the nine months ended September 30,
	Note	2023 (unaudited)	2022 (unaudited)
		(in €)
Operating activities
Loss for the period		(26,737,373)	(21,458,325)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets		432,248	448,323
Net finance income	5	(4,864,488)	(3,080,904)
Share-based payment expense	11	2,961,491	5,581,021
Net foreign exchange differences	5	(82,574)	189,088
Changes in:
Financial assets from government grants	8	(431,246)	(5,954,754)
Other assets		4,468,239	3,087,177
Employee benefits		(26,893)	(221,982)
Other liabilities		2,893,461	5,061
Liabilities from government grants received	8	(6,209,266)	(6,849,415)
Trade and other payables		1,011,662	(1,135,817)
Inventories	6	(1,639,490)	—
Interest received	5	1,302,391	903,647
Interest paid	5	(15,773)	(38,978)
Net cash used in operating activities		(26,937,611)	(28,525,857)
Investing activities
Purchase of intangible assets, property and equipment		(45,942)	(17,908)
Purchase of current financial assets		(91,590,134)	(47,031,216)
Proceeds from the maturity of financial assets		71,113,455	64,600,049
Net cash from/(used in) investing activities		(20,522,621)	17,550,925
Financing activities
Proceeds from issuance of common shares	10	56,483,929	—
Transaction costs from issuance of common shares	10	(3,360,626)	—
Proceeds from exercise of share options	11	236,943	—
Repayment of lease liabilities		(279,075)	(273,092)
Net cash from/(used in) financing activities		53,081,170	(273,092)
Net increase/(decrease) in cash and cash equivalents		5,620,938	(11,248,024)
Effect of exchange rate changes on cash and cash equivalents		(190,686)	2,976,033
Cash and cash equivalents at beginning of period		16,265,355	26,249,995
Cash and cash equivalents at end of period	9	21,695,607	17,978,003

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

1.	Summary of significant accounting policies and other disclosures

a)	Reporting entity and the Group’s structure

InflaRx N.V. (the “Company” or “InflaRx”) is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, the Netherlands, and is registered in the Commercial Register of the Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s ordinary shares have been listed on the Nasdaq Global Select Market under the symbol IFRX.

InflaRx is a biopharmaceutical company focused on applying its proprietary anti-C5a and C5aR technologies to discover, develop and commercialize first-in-class, potent and specific inhibitors of the complement activation factor known as C5a and its receptor C5aR. On April 4, 2023, the U.S. Food and Drug Administration issued an Emergency Use Authorization (EUA) for Gohibic (vilobelimab), for the treatment of COVID-19 in critically ill, invasively mechanically ventilated hospitalized adults. These consolidated financial statements of InflaRx comprise the Company and its wholly-owned subsidiaries, InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceuticals Inc., Ann Arbor, Michigan, United States (together referred to as the “Group”).

b)	Basis of preparation

These interim condensed consolidated financial statements for the three- and nine-month reporting periods ended September 30, 2023, and 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements. Accordingly, this report is to be read in conjunction with the financial statements in the Company’s annual report for the year ended December 31, 2022 on Form 20-F.

The interim condensed consolidated financial statements were authorized for issue by the board of directors of the Company (the “Board of Directors”) on October 31, 2023.

The financial statements are presented in euros (€). The euro is the functional currency of InflaRx N.V. and InflaRx GmbH. The functional currency of InflaRx Pharmaceuticals Inc. is the U.S. dollar. Effective January 1, 2023, the functional currency of InflaRx N.V. changed from the U.S. dollar to the euro due to a change in the Company’s operational function and, in turn, a change in the primary currency of its underlying transactions. This change in functional currency has been accounted for prospectively.

All financial information presented in euros have been rounded. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022, except for the adoption of new standards effective as of January 1, 2023, as set out below. The Group has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective early.

Accounting policies for the following IFRS standards have been applied starting in Q2 2023 for the first time, as no transactions in the scope of these IFRS standards had been previously recognized.

•	IAS 2 Inventories

According to IAS 2, inventories are stated at the lower amount of their cost or at their net realizable value. Cost comprises direct materials and, where applicable, direct labor costs and those overhead costs that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average cost method. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.  Recognizing inventories at net realizable value includes write down of inventories expected to be unsellable, not meeting quality standards or at-risk of shelf-life expiry prior to sale.

•	IFRS 15 Revenue from contracts with customers

At present, the Company exclusively uses distributors to sell its product to end customers (e.g., hospitals). The end customers (e.g. hospitals) have been determined to be the customer in these sales arrangements. Revenue is therefore recognized when a performance obligation has been satisfied through the transfer of a promised good or service to a customer, that is, when the customer obtains control of that asset and is measured considering estimated return liabilities and expected rebates or cash discounts. The following amendments were adopted effective January 1, 2023, and do not have a material impact on the consolidated financial statements of the Group:

•	IFRS 17 Insurance Contracts

•	Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates

•	Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction

•	Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies -

The following standards issued will be adopted in a future period, and the potential impact, if any, they will have on the Group’s consolidated financial statements is being assessed:

•	Amendments to IFRS 16 Leases: Leases on Sale and Leaseback

•	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants

•	Amendments to IAS 21 Effects of Changes in Foreign Exchange Rates: Lack of exchangeability

2.	Revenues

	For the three months ended September 30,		For the nine months ended September 30
	2023 (unaudited)	2022 (unaudited)	2023 (unaudited)	2022 (unaudited)
	(in €)
Revenues	60,803	—	60,803	—
Total	60,803	—	60,803	—

In June 2023, the Group began the commercialization of Gohibic (vilobelimab) in the United States. In connection with the start of the commercialization, the Group entered into agreements with certain subsidiaries of  Cencora Inc. (formerly known as AmerisourceBergen Corp.) to act as the Group’s U.S. distributor and make Gohibic (vilobelimab) available for order by U.S. hospital customers. Cencora provides cold storage, cold-chain distribution services, inventory management and secondary labeling/packaging, among other services.

In Q3 2023, the Company realized revenues from the product sales for the first time since its inception. Revenues reported are  sales to end customers (hospitals). Sales to distributors do not constitute revenue for the Company under IFRS 15.

3.	Cost of Sales

	For the three months ended June 30,		For the nine months ended June 30
	2023 (unaudited)	2022 (unaudited)	2023 (unaudited)	2022 (unaudited)
	(in €)

Cost of Sales	(255,116)	—	(255,116)	—
Total	(255,116)	—	(255,116)	—

Cost of sales recognized during the three and nine months ended September 30, 2023, are related to Gohibic (vilobelimab) revenues in the United States. Costs of sales for products sold in these periods do not include costs of materials, as the associated costs of these materials were incurred in prior periods, before granting of an EUA for Gohibic (vilobelimab). These materials were recorded as research and development expenses in the period they were incurred.

The cost of sales during the three and nine month ended September 30, 2023 mainly consists of write-downs of inventories that will expire prior to their expected sale. Early product batches capitalized in inventory were produced with material which had been manufactured in previous years.

4.	Other income

	For the three months ended September 30,		For the nine months ended September 30
	2023 (unaudited)	2022 (unaudited)	2023 (unaudited)	2022 (unaudited)
	(in €)
Other income
Income from government grants	772,604	2,019,684	13,382,393	16,435,051
Other	36,262	10,722	55,570	38,489
Total	808,866	2,030,406	13,437,963	16,473,540

Other income for the three months ended September 30, 2023 amounted to €0.8 million (PY: €2.0 million) and for the nine months ended September 30, 2023 amounted to €13.4 million (PY: €16.5 million), which is primarily attributable to income recognized from grant payments received from the German federal government for the development of vilobelimab as treatment for critically ill COVID patients, including expenses related to clinical development and manufacturing process development. The decrease in income from government grants is primarily due to the end of the grant period on June 30, 2023.

5.	Net financial result

	For the three months ended September 30,		For the nine months ended September 30
	2023 (unaudited)	2022 (unaudited)	2023 (unaudited)	2022 (unaudited)
	(in €)

Interest income	1,189,826	199,758	2,732,873	310,121
Interest expenses	(327)	(878)	(1,108)	(22,980)
Interest on lease liabilities	(4,570)	(5,967)	(14,368)	(16,396)
Finance Result	1,184,929	192,913	2,717,397	270,745

Foreign exchange income	4,007,995	1,634,121	6,389,514	5,691,750
Foreign exchange expense	(1,715,057)	(751,751)	(4,466,240)	(2,517,867)
Foreign exchange result	2,292,938	882,370	1,923,274	3,173,883

Other financial result	221,577	(402,724)	223,818	(363,724)
Net financial result	3,699,444	672,559	4,864,488	3,080,904

Net financial result increased by €3.0 million to a gain of €3.7 million for the three months ended September 30, 2023 from €0.7 million for the three months ended September 30, 2022. This increase is mainly attributable to an increase of interest income on marketable securities by €1.0 and an increase of foreign exchange gains of €2.4 million. Other financial result consists of an adjustment for expected credit losses on marketable securities.

Net financial result increased by €1.8 million to €4.9 million for the nine months ended September 30, 2023, from €3.1 million for the nine months ended September 30, 2022. This increase was mainly attributable to higher interest income which increased by €2.4 million, partly compensated by the decrease in foreign exchange result  of  €1.2 million.

6.	Inventory

	As of September 30, 2023 (unaudited)	As of December 31, 2022
	(in €)

Raw material and supplies	1,115,243	—
Unfinished goods	261,124	—
Finished goods	263,123	—
Total	1,639,490	—

The Company initially valued inventories at manufacturing cost in its consolidated statement of financial position. The manufacturing cost for the initial commercial product batches do not include costs relating to production of active ingredient or formulated product before the granting of an EUA for Gohibic (vilobelimab), since those were expensed in previous reporting periods as research and development expenses in the period incurred.

Subsequent measurement of inventories reflect their realizable value. In the three and nine months ended September 30, 2023, inventory write-downs of €0.3 million were recognized due to the expected expiry of their shelf-life and are included in cost of sales.

7.	Other assets

	As of September 30, 2023 (unaudited)	As of December 31, 2022
	(in €)
Non-current other assets
Prepaid expenses	270,526	308,066
Total	270,526	308,066
Current other assets
Prepayments on research & development projects	3,414,177	9,776,505
Prepayments on commercial production	3,636,868	—
Prepaid expenses	703,898	1,841,935
Others	25,052	2,552,071
Total	7,779,995	14,170,511
Total other assets	8,050,521	14,478,577

As of September 30, 2023, prepayments on research & development projects amounted to €3.4 million compared to €9.8 million as of December 31, 2022, and consist of prepayments on clinical and R&D material production contracts. The decrease in prepayments results from manufacturing development activities, which were partly completed in the nine months ended September 30, 2023.

As of September 30, 2023, prepayments on commercial production amounted to €3.6 million and consist of prepayments to our Contract Manufacturing Organization for the manufacturing of additional commercial material. These prepayments are not refundable.

Prepaid expenses mainly consist of prepaid clinical trial and transportation insurance expense.

The reduction of the amounts in the category “others” primarily relate to credit notes issued by contract research organizations to the Company, which were outstanding as of December 31, 2022 and received in 2023.

8.	Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and cash equivalents, held by the Group as of September 30, 2023 and December 31, 2022:

	As of September 30, 2023 (unaudited)	As of December 31, 2022
	(in €)
Financial assets at amortized cost
Non-current financial assets	237,564	2,900,902
Financial assets from government grants	1,164,217	732,971
Other current financial assets	91,857,945	64,791,088
Financial liabilities at amortized cost
Liabilities from government grants	—	6,209,266
Trade and other payables	5,999,200	4,987,538

As of September 30, 2023, the fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €91.5 million (Level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded highly by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

As of September 30, 2023, financial assets from government grants amounted to €1.2 million. The grant period expired on June 30, 2023. The amount of €1.2 million represents the Company’s current judgement before reconciliation of remaining activities and outstanding payments. The amount is expected to be received before the end of the year 2023 as a final payment to the Company once all residual activities under the grant have been completed, all our reporting obligations including reports to government agencies have been submitted and all formal aspects for the completion of the grant are fulfilled.

As of September 30, 2023, due to the expiration of the grant period, there were no liabilities from government grants.

9.	Other liabilities

	As of September 30, 2023 (unaudited)	As of December 31, 2022
	(in €)

Liabilities from commercial partner	2,875,722	—
Miscellaneous other liabilities	171,924	147,608
Total	3,047,646	147,608

In September 2023, the Company received €2.9 million for Gohibic (vilobelimab) product shipments from a subsidiary of Cencora which acts as a U.S. distributor for the company. The majority of this product will remain in stock at the distributor awaiting sale to customers. In accordance with IFRS 15, InflaRx recognizes  revenue when control of the products is transferred to the end customer (hospital). Therefore, InflaRx recognized a liability in liabilities from commercial partners in the amount of €2.9 million. For each unit sold to the end customer, this liability is reduced with a corresponding amount recognized in revenue.

10.	Cash and cash equivalents

	As of September 30, 2023 (unaudited)	As of December 31, 2022
	(in €)
Short-term deposits
Deposits held in U.S. dollars	3,637,579	3,422
Deposits held in euros	4,450,000	—
Total	8,087,579	3,422
Cash at banks
Cash held in U.S. dollars	10,030,927	8,645,014
Cash held in euros	3,577,101	7,616,918
Total	13,608,027	16,261,932
Total cash and cash equivalents	21,695,606	6,265,354

11.	Equity

In April 2023, the Company issued 3,235,723 ordinary shares under its at-the-market (ATM) program resulting in $15.7 million (or €14.4 million) in net proceeds. The ATM program expired in July 2023 and no more shares are issuable under this program.

Through an underwritten public offering in April 2023, the Company sold and issued an aggregate of 10,823,529 ordinary shares, of which 1,411,764 were sold pursuant to the exercise of an overallotment option by the underwriters. The ordinary shares were sold at a price of $4.25 per share and have a nominal value of €0.12 per share. Proceeds of this offering after deducting €2.5 million ($2.8 million) in underwriting discounts amounted to €39.1 million ($43.2 million). Other offering expenses amounted to €0.4 million, resulting in a total of €38.7 million in net proceeds from this offering.

12.	Share-based payments

a)	Equity settled share-based payment arrangements

InflaRx GmbH granted options under the 2012 Stock Option Plan. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. at the time of its IPO in November 2017:

Number of share options	2023	2022
Outstanding as of January 1,	148,433	148,433
Exercised during the nine months ended September 30	—	—
Outstanding as of September 30,	148,433	148,433
thereof vested	148,433	148,433

Under the terms and conditions of the share option plan 2016, InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s ordinary shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. at the time of its IPO in November 2017:

Number of share options	2023	2022
Outstanding as of January 1,	888,632	888,632
Exercised during the nine months ended September 30	—	—
Outstanding as of September 30,	888,632	888,632
thereof vested	888,632	888,632

InflaRx also granted share options under the 2017 LTIP subsequently to its IPO in November 2017. The total number of share options granted during the nine months ended September 30, 2023 under the 2017 LTIP was as follows:

Number of share options	2023	2022
Total number of options outstanding as of January 1,	4,985,523	3,170,046
Granted during the nine months ended September 30,	1,735,750	1,561,666
Exercised during the nine months ended September 30,	(105,327)	—
Forfeited during the nine months ended September 30,	(26.000)	(136,259)
Outstanding as of September 30,	6,589,946	4,595,453
thereof vested	5,170,321	3,762,203

The number of share options granted during the nine months ended September 30, 2023 under the 2017 LTIP was as follows:

Share options granted 2023	Number	Fair value per option	FX rate as of grant date	Fair value per option	Share price at grant date / Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)

January 24	1,454,250	$2.11	0.9008	€1.90	$2.37	1.35	5.30	3.571%
January 24	52,500	$2.13	0.9008	€1.92	$2.37	1.35	5.50	3.565%
May 31	60,500	$3.61	0.9361	€3.38	$4.19	1.35	4.50	3.820%
July 7 July 7	57,000 100,000	$3.59 $3.64	0.9184 0.9184	€3.30 €3.34	$3,89 $3,89	1.46 1.46	5.50 6.10	4.320% 4.286%
July 19	4,000	$3.55	0.8911	€3.16	$3,99	1.46	5.50	4.320%
September 18	7,500	$3.15	0.9378	€2.95	$3,54	1.46	5.50	4.320%
	1,735,750

Of the 1,735,750 options granted during the nine months ended September 30, 2023 (ended September 30, 2022: 1,561,666), 1,396,000 options (September 30, 2022: 1,362,500) were granted to members of the executive management or Board of Directors.

Expected dividends are nil for all share options listed above.

b)	Share-based payment expense recognized

For the nine months ended September 30, 2023, the Company has recognized €3.0 million (ended September 30, 2022: €5.6 million) of share-based payment expense in the statements of operations and comprehensive loss.

None of the share-based payment awards were dilutive in determining earnings per share due to the Group’s loss position.

c)	Share options exercised

During the nine months ended September 30, 2023, 105,327 shares (ended September 30, 2022: 0) were issued upon the exercise of share options, resulting in proceeds to the Company in the amount of €98 thousand (ended September 30, 2022: 0). All share options exercised during the nine months ended September 30, 2023 were granted under the 2017 LTIP.

13.	Protective foundation

According to the Articles of Association of the Company, up to 110,000,000 ordinary shares and up to 110,000,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company`s shareholders approved the right of an independent foundation under Dutch law, or protective foundation, to exercise a call option on preferred shares. Pursuant to the call option agreement, the Company shall issue an amount of preferred shares to the protective foundation, amounting to up to 100% of the Company’s issued capital held by others than the protective foundation, minus one share. In order to exercise its right to such share issue, the protective foundation is expected to enter into a finance arrangement with a bank, or subject to applicable restrictions under Dutch law, the protective foundation may request the Company to provide, or cause the Company’s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company`s ordinary shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to require the Company to cancel its preferred shares once the perceived threat to the Company and its stakeholders has been removed or sufficiently mitigated or neutralized. We believe that the call option does not represent a significant fair value based on a Level 3 valuation, since the preference shares are restricted in use and can be canceled by the Company.

During the nine months ended September 30, 2023, the Company expensed €60 thousand (2022: €45 thousand) of ongoing costs to reimburse expenses incurred by the protective foundation.